August 26, 2008

BY EDGAR CORRESPONDENCE

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:  Neonode Inc., Registration Statement on Form S-3, Filed July 7, 2008;
 File No. 333-152163

Dear Mr. Knight:

We refer to the comment letter dated August 1, 2008 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registration Statement on Form S-3 of Neonode Inc. (the "Company") filed with the Commission on July 7, 2008 (the "Form S-3").

We have set forth below the text of each of the Staff's comments set forth in its comment letter, followed by the Company's response.

General

1.  We note that you are registering the sale of 15,733,607 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling security holders must be identified as underwriters in the offering. In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•     The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•     The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•     The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•     Any relationships among the selling shareholders;

•     The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•     The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as an option) upon exercise; and

•     Whether or not any of the selling shareholders is in the business of buying and selling securities.

We have revised the registration statement to significantly reduce the number of shares being offered. We are now registering only 6,408,480 shares of common stock.

Prospectus Summary, page 2

The Offering, page 3

2.  Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding and __% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

We have revised the disclosure as requested. Please see page 3 of the prospectus under “The Offering.”

3.  Disclose whether - based on information obtained from the selling shareholders - any of the common stock or warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•      the date on which each such selling shareholder entered into that short position; and

•      the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the common stock and warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the common stock and warrants, before the filing or after the filing of the registration statement, etc.).

We have revised the disclosure as requested to note that based on information obtained from the selling shareholders, none of the selling shareholders have an existing short position in our common stock.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at +1 (925) 355-7700.

Very truly yours,

By:	/s/ David W. Brunton
Name: David W. Brunton
Title: Chief Financial Officer, Vice President, Finance and Secretary

Cc:	Jay H. Knight, Attorney-Adviser Division of Corporation Finance Securities and Exchange Commission Donald Reinke, Esq. Reed Smith LLP